April 18, 2007

By EDGAR Transmission

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 3720

Re:	Telecom Communications, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2006 Filed: January 17, 2007 Form 10-QSB for Fiscal Quarter Ended December 31, 2006 Filed: February 15, 2007 File No. 333-62236

On behalf of Telecom Communications, Inc. (“Telecom” or the “Company”), I hereby submit Telecom’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 7, 2007, regarding the above referenced Forms 10-KSB and 10-QSB.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of Telecom.

Form 10-KSB For the Fiscal Year Ended September 30, 2006
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-9

1. SEC Comment:

Tell us and disclose your revenue recognition policy with respect to your business within the import and export trading operating segment

1. Telecom Response:

The Company has reported to us that its accounting policy with respect to revenue recognition on import and export sales is as follows:

“Revenue recognition- The Company recognizes revenue on import and export sales when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales of products represent the invoiced value of goods, net of value added taxes, sales returns, trade discounts and allowances.”

2. SEC Comment:

We note your acquisition of HRDQ, Inc. in June of 2006 and the related disclosures in the Form 10-QSB for the fiscal quarter ended June 30, 2006. However, you are required to provide full disclosures regarding this transaction in Note 4 pursuant to paragraphs 51 to 57 of SFAS 141. Please revise or advise us.

2. Telecom Response:

According to the Company, the main purpose for the acquisition of HRDQ, Inc. was to diversify its business and leverage its existing resources. Through Subaye.com, a website owned by HRDQ, Inc., the Company acquired a website service which allows enterprises to upload their corporate video for advertising their products and boost their respective brands. The Company can use the existing database and software to enhance the functionality of Subaye.com to enhance the website’s profitability. The purchase of HRDQ, Inc. represents the Company’s efforts to capitalize on business opportunities in the developing internet and internet video industry in China using a monthly fee-based business model.

The Company provided the following (unaudited) pro forma consolidated results of operations which have been prepared as if the acquisition of HRDQ, Inc. had occurred at October 1, 2005 and for the year ended September 30, 2006:

	2006	2005
Revenues	$19,157,456	$14,263,569
Net income	$1,060,169	$2,049,091
Net income per share - basic	$0.01	$0.03
Net income per share - diluted	$0.01	$0.02
Shares used for computing net income per share - basic	85,630,740	72,978,411
Shares used for computing net income per share - diluted	85,630,740	82,978,411

3. SEC Comment:

In addition, we note that you have not filed a Form 8-K or a Form 8-K/A providing audited financial statements of HRDQ, Inc. and the related pro forma financial information when you acquired HRDQ in June of 2006. Please explain or file the related financial statements and pro forma financial information as soon as possible. Refer to Item 310 (b)(iv) and (c)(1) of Regulation S-B.

3. Telecom Response:

The Company reported to us that it did not report the financial statements for HRDQ, Inc. on a Form 8-K or a Form 8-K/A because none of the conditions set forth in Item 310(c)(2) exceeded 20% (the threshold set forth in Item 310(c)(3)). Below are the details of the respective tests:

Asset test
Net assets as at June 30, 2006
HRDQ	Telecom	% of HRDQ to Telecom
$3,249,930	$19,860,587	16%

Income test
Income from October to June 30, 2006
HRDQ	Telecom	% of HRDQ to Telecom
$1,547,298	$10,879,602	14%

4. SEC Comment:

Refer to the HRDQ, Inc. and Panyu M&M acquisitions. We note your response to our prior comment 9 in your response letter dated October 5, 2006; however, we remain unclear about the transactions surrounding your acquisition of HRDQ. Please address the following additional comments.

4a.
Refer to the second bullet point of the response 9(1). Tell us and disclose the facts and circumstances surrounding the write off of goodwill of $369,501 related to Panyu M&M purchase in June 2006. As part of your response, explain to us why the valuation of Panyu M&M declined from $500,000 to $130,491 from April to June 2006. If you believe the valuation of Panyu M&M to be $130,491 in April 2006, tell us why you are willing to pay premium in the Panyu M&M purchase in April 2006.

4a. Telecom Response:

The Company reported to us that HRDQ, Inc. acquired Panyu M&M, which had a net asset value of $130,491 for $500,000 in April, 2006 and, at the same time, Telecom loaned $500,000 to HRDQ, Inc. through Alpha, its subsidiary. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of net assets acquired by $369,509, which was preliminarily assigned to goodwill on the books of HRDQ, Inc.

According to the Company, it acquired HRDQ, Inc. and its subsidiary which had a total net asset value of $2,149,945 for $1,060,000 in June, 2006. When the Company calculated the consolidation for the quarter ended June 30, 2006, the Company eliminated the cost of investment in HRDQ, Inc. on the books of Telecom. The Company calculated a negative goodwill, i.e., the excess of $1,089,945 between the fair value of the assets of HRDQ, Inc. that Telecom shared with the cost of consideration Telecom paid. This excess of $1,089,945 was allocated in its entirety as reductions to the amounts initially assigned to the acquired non-current assets pursuant to paragraph 44 of Statement of Financial Accounting Standards No. 141. First, the Company allocated $369,509 to the Goodwill arising from acquiring Panyu M&M to HRDQ, Inc. since the Company did not have a valuation done for Panyu M&M and then the remaining balance of $720,436 was allocated to the cost of Subaye.com and consequently, the cost of the website was reduced from $4,426,148 to $3,705,712. This accounting as explained below (Response 4f), is incorrect and will be corrected in the amended 10-KSB filing that will be made after all these comments and future comments have been cleared by the SEC.

The Company reported to us that for the year ended September 30, 2006, the Company conducted its internal assessments of all intangible assets, including the value of the preliminary Goodwill assigned to Panyu M&M and Subaye.com. These future cash flows were in excess of the Goodwill recorded and the total acquisition price; therefore the Goodwill was recorded on the audited financial statements at September 30, 2006. The Company also appointed BMI Appraisals Limited, an independent appraisal company, to conduct a valuation on the Goodwill of Panyu M&M and Subaye.com, the website owned by HRDQ, Inc. BMI issued a valuation report on January 11, 2007 on the Goodwill of Panyu M&M at $366,000 (book value: $354,051) and Subaye.com, which has net discounted cash flows within 10 years of $7,500,000 (book value: $5.5 million). Therefore, on the Form 10-KSB for the year ended September 30, 2006, the Company retained the entire amount of Goodwill arising from the acquisition of Panyu M&M and it did not record any impairment of the Goodwill or the website. (Please refer to Appendix 1).

4b.
Explain to us in further detail why you now believe that you have acquired the customer list of Panyu M&M. It appears from the response 9(3) that you assigned the preliminary value of the customer list to be $369,509. If not, please advise us the preliminary value you assigned to the customer list. Also, disclose the reasonable expected date of finalizing the valuation.

4b. Telecom Response:

The Company reported to us that it did not assign any valuation to the customer list both in the financial statements for the period ended June 30, 2006 and for the year ended September 30, 2006, and the customer list has been assigned no value. Instead, the Company has appointed BMI Appraisals Limited, an independent appraisal company, to conduct an independent valuation on the Goodwill of Panyu M&M at the year end audit and the Subaye.com as stated above in response 4a.

4c.	Tell us and disclose your impairment policy for goodwill and intangible assets.

4c. Telecom Response:

The Company has reported to us that its accounting policy with respect to Goodwill will read as follows:

“Accounting Policy for Impairment of Goodwill and Indefinite-Lived Intangible Assets
The Company periodically reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist. FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets requires that goodwill and certain intangible assets be assessed annually for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The estimates of fair value of a reporting unit, generally the Company’s operating segments, are determined using various valuation techniques with the primary technique being a discounted cash flow analysis. A discounted cash flow analysis requires one to make various judgmental assumptions including assumptions about future cash flows, growth rates, and discount rates. The assumptions about future cash flows and growth rates are based on the Company’s budget and long-term plans. Discount rate assumptions are based on an assessment of the risk inherent in the respective reporting units. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.”

The impairment test for other intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The estimates of fair value of intangible assets not subject to amortization are determined using various discounted cash flow valuation methodologies. Significant assumptions are inherent in this process, including estimates of discount rates. Discount rate assumptions are based on an assessment of the risk inherent in the respective intangible assets.

4d.
Refer to the fifth bullet point of the response 9(1). Tell us and disclose the preferred rights of the Series preferred stock issued to Top Rider such as liquidation rights/preferences, dividends, voting, participation, and conversion terms etc. as compared to those of the common stock. It appears that the valuation of the Series A preferred stock should be higher than that of common stock because of the conversion and other preferred rights, if any. As such, we remain unclear your GAAP basis to assign an average per share amount of $1.96 in valuing the preferred and common shares issued to Top Rider in calculation minority interests. Please provide relevant authoritative GAAP literature to support your accounting.

4d. Telecom Response:

According to the Company, as far as the 200,000 shares of Series A Preferred Stock issued at a negotiated price of $3.30 per share (compared with $2.20 per share for the common stock) issued to Top Rider is concerned, such preferred stock has the right to convert into common stock at a conversion rate of 1 share of preferred stock to 2 shares of common stock. This preferred stock does not have any other preferred rights, such as liquidation rights/preferences, dividends, voting, participation, etc. as compared to those of the common stock, according to Telecom. Due to the fact that the Series A Preferred Stock and the common stock have the same rights and are equivalent in value, the company treated these issuances as one transaction.

The Company reported to us that it determined the fair market value of the common stock and the preferred stock in accordance with paragraph 22 of SFAS 141. According to Telecom, the share price issued to Top Rider was an external arms length negotiated price and was the best evidence to use to determine the share price of HRDQ, Inc. (a private company), because Top Rider was the only outside investor to buy HRDQ stock. Therefore, the Company calculated the average per share amount by totaling the total cash proceeds received from Top Rider of $1,760,000 divided by the total equivalent common stock issued, i.e. 900,000 shares of common stock. This resulted in a stock price of $1.96 for every common stock share issued to Top Rider and $3.91 for every share of Series A Preferred Stock issued to Top Rider. Please see Table 1 below for this calculation.

Table 1

Equivalent common stock		Original price	Purchase consideration	Price assigned	Purchase consideration
500,000	500,000 Common stock issued to Top Rider	$2.2	$ 1,100,000	$1.96	$ 980,000
400,000	200,000 Preferred stock issued to Top Rider (1 preferred stock equal to 2 common stock)	$3.3	660,000	$3.91	780,000

900,000			$ 1,760,000	$1.96	$ 1,760,000

4e.
Refer to the response 9(2). With respect to the measurement date of the purchase of the Subaye.com, it appears that you should use the market price of HRDQ’s stock for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced in determining the fair value of the securities issue, not at a later date (June 2006) or the closing date of the transaction. Please explain. Refer to paragraph 22 of SFAS 141.

4e. Telecom Response:

The Company reported to us as follows. To summarize the stock transaction again, the Company holds 100% of the website through its acquisition of HRDQ, Inc. Alpha and CDN, the joint-owners of the website, agreed to sell the website to HRDQ, Inc. for cash in the amount of $2,950,800 and a total of 2,822,939 shares of common stock. In order to finance this transaction, HRDQ, Inc. issued common stock at $2.2 and preferred stock at $3.3 to Top Rider, a third party.

HRDQ, Inc. was not a public company; the Company therefore did not have a quoted fair market price for the stock for a reasonable period of time before and after the date of the terms of the acquisition of Subaye.com. Therefore, the Company could not determine the fair value of securities issued under paragraph 22 of SFAS 141, but used the market price of the stock that was established by the purchase of the stock by Top Rider. At the same time, HRDQ, Inc. did not receive cash proceeds from the first two issuances issued to Alpha and China Dongguan for acquiring their title of the ownership of website, according to the Company. The Company used $.52 per share to value the shares issued to Alpha for this transfer between entities that were under common control, as HRDQ became a Variable Interest Entity of Telecom when Alpha, Telecom’s subsidiary, granted a $500,000 loan to HRDQ. According to the Company, it did not use the share price of $.52 per share to value the share price issued to CDN (a third party), but used $1.96, the average share price paid by Top Rider, a third party, in their stock purchase of HRDQ stock. Please see Response 4d, Table 1, for the Company’s calculation of the share price of $1.96 regarding the derivation of the fair market price of each share of HRDQ.

The Accounting Treatment at the Form 10-KSB for Fiscal Year Ended September 30, 2006:

The Company accounted for the shares and the amount of the website as follows:

Table 2

HRDQ acquired 60% of subaye.com from Alpha and 40% from China Dongguan Networks, Inc.
HRDQ paid USD 2,060,000 to Alpha for the consideration for 60% of the website
1)	HRDQ issued USD 1,000,000 note payable to Alpha for the website	$1,000,000
2)	HRDQ issued 2,024,192 shares at $0.52 to Telecom (Alpha) which is VIE and it remained $0.52 as the issuance price	1,060,000
HRDQ paid the following as consideration to China Dongguan Networks (CDN) , Inc. for 40% of subaye.com
3)	HRDQ issued 798,747 common stock at $1.96 to CDN	1,565,544
4)	HRDQ issued 500,000 common stock at $1.96 to Top rider to raise funds to pay CDN	980,000
5)	HRDQ issued 200,000 preferred stock at $3.92 to Top rider to raise funds to pay CDN (1 preferred stock can exchange for 2 common stock)	780,000
6)	Accounts payable owed to CDN	190,800
		$5,378,124

In summary, the Company accounted for the share price issued to CDN at $1.96 (instead of $.52), and it accounted for the share price issued to Alpha at $.52 without using $1.96 since HRDQ was Telecom’s VIE when Alpha granted a loan to HRDQ in April, 2006. The Company then accounted for the share price issued to Top Rider at $1.96 for common stock and $3.91 for preferred stock. Again, as a whole, the total amount of shares to Top Rider is $1,760,000.

4f.
Refer to the response 9(3) with respect to the write-down of the website to $3,705,712. Advise us and disclose the facts and circumstances behind the $720,436 write-down of the website. Also, we note that you wrote the amount back in adjusting journal entry #3. Please explain. Support your accounting to record the write-down through additional paid-in capital instead of impairment charge through income statement and the write back as indicated in adjusting journal entry #3.

4f. Telecom Response:

Please refer to the Appendix II, where the Company shows the comparison between the old entry with respect to the write-down of the website $720,436 to $3,705,712 at 10-QSB for Quarter Ended June 30, 2006 and the new entry with respect to the write-down of the website $889,817 to $4,686,527 the Company included in Form 10-KSB for Fiscal Year Ended September 30, 2006.

The Company reported to us that it has concluded that these journal entries are incorrect. The Company has conducted further research in response to the SEC comments, and it now believes that there was no “acquisition” between Telecom and HRDQ, Inc. in which to apply SFAS 141, because all asset transfers were transfers made under “common control.” Therefore, the elimination of the investment account on Telecom’s books should not have goodwill, negative goodwill or other intangibles booked in elimination. In both journal entries 6 in Appendix II below, the preferred stock, common stock and APIC on HRDQ’s books (HRDQ Capital) should be eliminated against the cost of investment on Telecom’s books of $1,060,000 and the entire remainder amount should be a credit to minority interest, according to Telecom. All of the other HRDQ stock and APIC amounts resulted from investments by the minority interests (Top Rider and CDN).

According to the Company, there is no reason that minority interest on the balance sheet should be in any way proportionate to the majority owner’s stockholdings. The Company reported to us that the original negative goodwill balance comes from the fact that Telecom has a disproportionately high share of the unrealized appreciation or recording by HRDQ, Inc. of the Subaye.com website due to the higher valuation of the stock that was issued to Top Rider. Therefore, there was no negative goodwill to be recorded in an elimination entry because, as stated above, this was a transfer of assets under common control and was not an acquisition under SFAS #141.

This means that the website costs and goodwill should remain on the books without being written down as part of a negative goodwill adjustment and they are subject to impairment considerations, according to Telecom. There is no impairment of these assets for the year ended September 30, 2006 pursuant to management’s evaluation of future cash flows and independent valuations obtained, both of which were higher than their carrying amounts recorded on the balance sheet at September 30, 2006.

5. SEC Comment:

We note that you have two principal operating segments, namely, “Integrated Communications Network Solutions” and “Import and Export Trading”. Explain to us why you did not report segment information with respect to your IC Star business since your acquisition in 2003.

5. Telecom Response:

According to the Company, it has three principal operating segments, which are (1) sales of Integrated Communications Network Solutions, (2) Import and Export Trading and (3) providing entertainment contents and support function to Group Companies.

These operating segments were determined based on the nature of the products and services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer and chief operating officer have been identified as the chief operating decision makers. The Company’s chief operating decision makers direct the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

The Company has determined that there are two reportable segments: (1) Sales of Integrated Communications Network Solutions and (2) Import and Export Trading. IC Star provides entertainment content and support function to the Group Companies, which is not separately reported, as it does not meet any of the quantitative thresholds under FASB Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information.

6. SEC Comment:

We note that you report discontinued operations with respect to your disposition of Island Media in April of 2006. In that regard, explain to us why you did not report discontinued operations for Island Media in accordance with paragraph 43 of SFAS 144.

6. Telecom Response:

The Company reported to us that it will disclose in an amend filing that discontinued operations for Island Media in accordance with paragraph 43 of SFAS 144 for the year ended September 30, 2006 as follows:

	From October 1, 2005 to March 31, 2006	From June 2 (date of inception) , 2005 to September 30, 2005

Net revenues - others	$247,458	$66,282
Cost of sales- Other cost of sales	202,860	50,525
Gross profit	44,598	15,757

Expenses:
Depreciation	21,016	5,032
Salaries	199,238	56,831
Other selling, general and administrative	99,020	30,247
Total operating expenses costs	319,274	92,110
	(274,676)	(76,353)
Other income/ (expense):
Interest income	173	287
Other income	35,899	2,660
Interest expense	(1,626)	(2,351)
Gain on disposal of fixed assets	454	-
Total other income	34,900	596
Income from continuing operations before income tax	(239,776)	(75,757)
Income tax expenses	-	-
(Loss) from discontinued operations , net	$(239,776)	$(75,757)

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Harvey K. Newkirk at (212) 536-4877.

Sincerely,

By:	/s/ Harvey K. Newkirk
Harvey K. Newkirk

Appendix I

Form 10-QSB for Quarter Ended June 30, 2006 As at June 30 2006, the Company acquired the website-subaye.com, we made the following entries:				Form 10-KSB for Fiscal Year Ended September 30, 2006 As at September 30 2006, the Company acquired the website-subaye.com, we made the following revised entries:

In the books of HRDQ				In the books of HRDQ

1	Website-subaye.com	2,060,000		1	Website-subaye.com	2,060,000
	Accounts Payable - Alpha		2,060,000		Accounts Payable - Alpha		2,060,000

	Recording the purchase of website from Alpha on HRDQ’s books				Recording the purchase of website from Alpha on HRDQ’s books

2	Accounts Payable - Alpha	2,060,000		2	Accounts Payable - Alpha	2,060,000

	Common stock of 2,024,192 shares of $0.001 per share		2,024		Common stock of 2,024,192 shares of $0.001 per share		2,024

	APIC		1,057,976		APIC		1,057,976

	Note payable to Telecom		1,000,000		Note payable to Telecom		1,000,000

	Recording the issuance of new common stock to Telecom to settle the cost of website. Alpha assigned its rights to receive these shares from HRDQ to Telecom, through an intercompany loan transaction.				Recording the issuance of new common stock to Telecom to settle the cost of website. Alpha assigned its rights to receive these shares from HRDQ to Telecom, through an intercompany loan transaction.

3	Website-subaye.com	2,366,148		3	Website-subaye.com	3,516,344

	Common stock of 798,747 shares of $0.001 per share		799		Common stock of 798,747 shares of $0.001 per share		799

	APIC (798,747 x $0.52 - 799)		414,549		APIC (798,747 x $1.96 - 799)		1,564,745

	Account Payable - CDN		1,950,800		Account Payable - CDN		1,950,800

	Recording the purchase of website from CDN and issuance of new common stock to CDN at $.52 to partially settle the cost of website. (This entry is incorrect and was corrected at September 30, 2006)				Recording the purchase of website from CDN and issuance of new common stock to CDN at $1.96 to partially settle the cost of website.

4	Account Payable - CDN	1,760,000		4	Account Payable - CDN	1,760,000

	Common stock of 500,000 shares of $0.001 per share		500		Common stock of 500,000 shares of $0.001 per share		500

	Preferred stock of 200,000 shares of $0.01		2,000		Preferred stock of 200,000 shares of $0.01 (400,000 x $1.96)		2,000

	APIC		1,757,500		APIC (500,000 x $1.96-500)		1,757,500

Recording the issuance of new common stock (500,000 at $2..2) & Preferred stock (200,000 at $3.3) to Top Rider to settle the accounts payable to CDN. (This entry is incorrect and was corrected at September 30, 2006)

Recording the issuance of new common stock (500,000 at $1.96) & Preferred stock (400,000 at $1.96) to Top Rider to settle the accounts payable to CDN. (The share price assigned made the entries different from the entries of June 30, 2006. )

	As at June 30, 2006, the cost of web site we booked was $4,426,148 in the books of HRDQ. (This amount is incorrect and was changed at September 30, 2006)				As at September 30, 2006, the cost of website was revised as $5,576,344 in the books of HRDQ.

Appendix II

Form 10-QSB for Quarter Ended June 30, 2006 When we do the consolidation, we made the following entries:				Form 10-KSB for Fiscal Year Ended September 30, 2006 When we do the consolidation, we made the following entries:

5	Goodwill arising from acquiring Panyu	369,509		5	Goodwill arising from acquiring Panyu	354,051
	Share capital (in books of Panyu)	124,572			Share capital (in books of Panyu)	124,572
	Retained profits (in books of Panyu)	5,919			Retained profits (in books of Panyu)	21,497
					Accumulated other comprehensive income		119
	Investment in Panyu M&M (in books of HRDQ)		500,000		Investment in Panyu M&M (in books of HRDQ)		500,000

Being elimination of the share capital of Panyu M&M against the cost of investment in Panyu in books of HRDQ. (This entry is changed at September 30, 2006 for a slight change in the valuation of the goodwill)
					Being elimination of the share capital of Panyu M&M against the cost of investment in Panyu in books of HRDQ.

6	Preferred stock (in books of HRDQ)	660,000		6	Preferred stock (in books of HRDQ)	780,000
	Common stock (in books of HRDQ)	3,754			Common stock (in books of HRDQ)	3,764
	APIC (in books of HRDQ)	2,580,212			APIC (in books of HRDQ)	3,610,407
	Accumulated other comprehensive income				Accumulated other comprehensive income	1,959
	Accumulated deficit (in books of HRDQ)	5,964			Accumulated deficit (in books of HRDQ)		74,821
	Investment in HRDQ (in books of Telecom)		1,060,000		Investment in HRDQ (in books of Telecom)		1,060,000
	Website-subaye.com (in books of HRDQ)		720,436		Website-subaye.com (in books of HRDQ)		889,817
	Goodwill (in books of HRDQ)		369,509		Goodwill (in books of HRDQ)		0
	Minority Interest		1,099,985		Minority Interest		2,371,492
		3,249,930	3,249,930			4,396,130	4,396,130

	Being elimination of the share capital of HRDQ against the cost of investment in HRDQ in books of Telecom.				Being elimination of the share capital of HRDQ against the cost of investment in HRDQ in books of Telecom.

After elimination, we have the negative goodwill of $1,089,945, ie. the fair value of the assets acquired for HRDQ exceeded the cost of consideration paid by Telecom, and the excess of $1,089,945 was allocated in its entirety as reductions to the amounts initially assigned to the acquired non-current assets pursuant to paragraph 44 of Statement of Financial Accounting Standards No. 141 (SFAS 141).

After elimination, we have the negative goodwill of $889,817. The management appointed an independent valuation company to perform the Goodwill valuation for the Panyu M&M and they certified the Goodwill valuation of Panyu at $366,000 and we retained the whole amount of Goodwill and we did not do any impairment on the Goodwill.

First, we allocated $369,509 to the Goodwill arising from acquiring Panyu by HRDQ since we did not have valuation done for Panyu and then the remaining balance $720,436 to the cost of Subaye.com and consequently, the cost of website is reduced from $$4,426,148 to $3,705,712. (This entry is incorrect and will be corrected when the 10-KSB filing is amended for September 30, 2006 as this Response 4f mentioned)

Then, we allocated $889,817 to the cost of Subaye.com and consequently, the cost of website is reduced from $5,576,344 to $ 4,686,527. (This entry is incorrect and will be corrected when the 10-KSB filing is amended for September 30, 2006 as this Response 4f mentioned) In both journal entries 6, the preferred stock, common stock and APIC on HRDQ’s books (HRDQ Capital) should be eliminated against the cost of investment on Telecom’s books of $1,060,000 and the entire remainder amount should be a credit to minority interest. All of the other HRDQ stock and APIC amounts resulted from investments by the minority interests (Top Rider and CDN).